Exhibit 99.1
SunCoke Energy Partners Finance Corp.
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended March 31,
	2020	2019

	(Dollars and units in millions, except per unit amounts)
Revenues
Sales and other operating revenue	$223.5	$230.4
Costs and operating expenses
Cost of products sold and operating expenses	172.5	174.1
Selling, general and administrative expenses	6.6	8.7
Depreciation and amortization expense	22.8	28.4
Total costs and operating expenses	201.9	211.2
Operating income	21.6	19.2
Interest expense, net	12.9	14.4
Gain on extinguishment of debt	(2.9)	—
Income before income tax expense (benefit)	11.6	4.8
Income tax expense (benefit)(1)	128.9	(0.1)
Net (loss) income	(117.3)	4.9
Less: Net income attributable to noncontrolling interests	—	0.4
Net (loss) income attributable to SunCoke Energy Partners Finance Corp./SunCoke Energy Partners, L.P.(1)	$(117.3)	$4.5

General partner's interest in net (loss) income	N/A	$0.1
Limited partners' interest in net (loss) income	N/A	$4.4
Net (loss) income per common share/unit (basic and diluted)	$(2.54)	$0.10
Weighted average common shares/units outstanding (basic and diluted)	46.2	46.2

(1)
As of January 1, 2020, SunCoke Energy Partners, L.P. merged with and into SunCoke Energy Partners Finance Corp., both of which are wholly-owned subsidiaries of SunCoke Energy, Inc. As a result, non-cash deferred tax expense was recorded during the three months ended March, 31, 2020 to reflect the deferred tax liabilities of SunCoke Energy Partners Finance Corp. and its subsidiaries.

SunCoke Energy Partners Finance Corp.
Consolidated Balance Sheets

	March 31, 2020	December 31, 2019
	(Unaudited)
	(Dollars in millions)
Assets
Cash	$46.4	$29.3
Receivables, net	30.1	34.7
Receivables from affiliate, net	—	1.3
Inventories	104.2	106.9
Other current assets	1.5	0.3
Total current assets	182.2	172.5
Properties, plants and equipment (net of accumulated depreciation of $581.7 million and $559.8 million at March 31, 2020 and December 31, 2019, respectively)	1,134.0	1,152.3
Intangible assets, net	33.7	34.2
Deferred charges and other assets	4.3	4.4
Total assets	$1,354.2	$1,363.4
Liabilities and Equity
Accounts payable	$60.3	$83.3
Accrued liabilities	14.1	13.3
Current portion of financing obligation	3.0	2.9
Interest payable	14.1	2.2
Total current liabilities	91.5	101.7
Long-term debt and financing obligation	627.4	639.4
Deferred income taxes	156.4	26.3
Other deferred credits and liabilities	12.5	12.4
Total liabilities	887.8	779.8
Equity
Common stock, $0.01 par value (issued 46,227,148 shares at March 31, 2020)	0.5	—
Additional paid-in capital	583.2	—
Retained deficit	(117.3)	—
Total SunCoke Energy Partners Finance Corp. stockholders' equity	466.4	—
Common units (issued 46,227,148 units at December 31, 2019)	—	518.2
General partner's interest	—	52.6
Partners' capital attributable to SunCoke Energy Partners, L.P.	—	570.8
Noncontrolling interest	—	12.8
Total equity	466.4	583.6
Total liabilities and equity	$1,354.2	$1,363.4

SunCoke Energy Partners Finance Corp.
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2020	2019

	(Dollars in millions)
Cash Flows from Operating Activities:
Net (loss) income	$(117.3)	$4.9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	22.8	28.4
Deferred income tax expense (benefit)	130.1	(0.1)
Gain on extinguishment of debt	(2.9)	—
Changes in working capital pertaining to operating activities:
Receivables, net	4.6	(12.6)
Receivables/payables from affiliate, net	1.3	5.8
Inventories	2.7	(25.6)
Accounts payable	(13.4)	9.3
Accrued liabilities	0.8	3.9
Interest payable	11.9	13.1
Other	(0.1)	(1.4)
Net cash provided by operating activities	40.5	25.7
Cash Flows from Investing Activities:
Capital expenditures	(13.8)	(13.4)
Net cash used in investing activities	(13.8)	(13.4)
Cash Flows from Financing Activities:
Repayment of financing obligation	(0.7)	(0.7)
Repayment of long-term debt	(8.9)	—
Proceeds from revolving credit facility	—	60.7
Repayment of revolving credit facility	—	(65.7)
Distributions to unitholders (public and parent)	—	(18.9)
Distributions to noncontrolling interest (SunCoke Energy, Inc.)	—	(0.7)
Capital contributions from SunCoke	—	4.0
Other financing activities	—	(0.9)
Net cash used in financing activities	(9.6)	(22.2)
Net increase (decrease) in cash and cash equivalents	17.1	(9.9)
Cash and cash equivalents at beginning of period	29.3	12.6
Cash and cash equivalents at end of period	$46.4	$2.7
Supplemental Disclosure of Cash Flow Information
Interest paid, net of capitalized interest of zero and $1.2 million, respectively	$0.3	$0.4

SunCoke Energy Partners Finance Corp.
Reconciliation of Non-GAAP Information
Adjusted EBITDA to Net (Loss) Income

	Three Months Ended March 31,
	2020	2019

	(Dollars in millions)
Net (loss) income attributable to SunCoke Energy Partners Finance Corp./SunCoke Energy Partners, L.P.(1)	$(117.3)	$4.5
Add: Net income attributable to noncontrolling interests	—	0.4
Net (loss) income	$(117.3)	$4.9
Add:
Depreciation and amortization expense	22.8	28.4
Interest expense, net	12.9	14.4
Income tax expense (benefit)	128.9	(0.1)
Gain on extinguishment of debt	(2.9)	—
Contingent consideration adjustments(2)	—	(0.4)
Simplification Transaction costs(3)	—	0.5
Adjusted EBITDA	$44.4	$47.7
Subtract: Adjusted EBITDA attributable to noncontrolling interest(4)	—	0.8
Adjusted EBITDA attributable to SunCoke Energy Partners Finance Corp./SunCoke Energy Partners, L.P.(1)	$44.4	$46.9

(1)	As of January 1, 2020, SunCoke Energy Partners, L.P. (the "Partnership") merged with and into SunCoke Energy Partners Finance Corp., both of which are wholly-owned subsidiaries of SunCoke Energy, Inc.

(2)
In connection with the CMT acquisition, the Partnership entered into a contingent consideration arrangement that required the Partnership to make future payments to the seller based on future volume over a specified threshold, price and contract renewals. Adjustments to the fair value of the contingent consideration were primarily the result of modifications to the volume forecast. Customer events during the third quarter of 2019 reduced the contingent consideration liability to zero.

(3)	Costs expensed by the Partnership associated with the Simplification Transaction.

(4)
Reflects net income attributable to noncontrolling interest adjusted for noncontrolling interest's share of interest, taxes, income, and depreciation and amortization. Noncontrolling interest in the prior year period reflects the portion of the Partnership owned by public unitholders prior to the Simplification Transaction.